UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-39681

THE AARON’S COMPANY, INC.

(Exact name of registrant as specified in its charter)

400 Galleria Parkway SE, Suite 300,
Atlanta    Georgia    30339-3194
(678) 402-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.50 Par Value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: One*

*	On October 3, 2024, Polo Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of IQVentures Holdings, LLC (“Parent”), merged with and into The Aaron’s Company, Inc. (“Aaron’s”), at which time the separate existence of Merger Sub ceased, and Aaron’s survived such merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: October 15, 2024

The Aaron’s Company, Inc.

By:	/s/ C. Kelly Wall
Name: C. Kelly Wall
Title: Chief Financial Officer